                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
            the Securities Exchange Act of 1934 (Amendment No.    )

    Filed by the Registrant / /
    Filed by a Party other than the Registrant /X/

    Check the appropriate box:
    /X/  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    / /  Definitive Additional Materials
    / /  Soliciting Material Pursuant to Section240.14a-11(c) or
         Section240.14a-12

                           COMMUNITY BANCSHARES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                   EDWARD GREENE, JOE SEVERT & STEPHEN GREENE
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
     and 0-11.
     (1) Title of each class of securities to which transaction applies:
         -----------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:
         -----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
         -----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
         -----------------------------------------------------------------------
     (5) Total fee paid:
         -----------------------------------------------------------------------
/ /  Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
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     (2) Form, Schedule or Registration Statement No.:
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     (3) Filing Party:
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     (4) Date Filed:
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
                                                                     May 5, 1998

Dear Shareholder:

    This proxy statement has been prepared by a three-person minority group of the Board of Directors of Community BancShares, Inc. to relay to you the shareholders certain facts and events which have occurred in the recent past and impact the future of Community BancShares, Inc. You will have an opportunity to send a message to the current majority which controls the Board by electing new board members in May. In order to properly lay a foundation for our message, we must ask you to remember the reasons why you originally invested in CBI.

    Back in 1990, you and others like you saw a need for a locally owned and operated bank which would serve the needs of the community and would provide a good investment for the shareholders. This bank would be financed by the citizens of Wilkes County, and run in the best interests of those citizens and shareholders. To that end, you and your neighbors bought stock in the fledgling company which was to operate as the holding company for the new bank and other financial entities. This corporation, CBI, promised you and all the other people like you who invested their hard-earned money, a chance to be involved in an organization which looked out for the interests of the shareholders.

    The following facts and events illustrate why you should elect new directors, and why the current Board of Directors of CBI has neglected their duty to you, the shareholder.

    1. There are currently eleven directors of CBI. The CBI Board is split into two distinct groups. Eight directors have banded together as a group (this group hereinafter referred to as the "Majority"). Three of the directors, who collectively own approximately 38% of the outstanding stock of CBI, have refused to join the Majority and have worked together to try to improve CBI. (this group hereinafter referred to as the "Minority"). The Minority has been met by the opposition of the Majority at every turn.

    2. The current Board of CBI is comprised entirely of members of the Wilkes National Bank Board. Accordingly, the exact same people who control the management of CBI are managing Wilkes National Bank. As such, the management of Wilkes National Bank is not accountable to anyone but itself (the Majority). It is the opinion of the Minority that this has prevented both Boards from becoming more diversified and obtaining board members with the expertise to more effectively compete in the highly competitive market for financial services.
    3. In November of 1996 the Majority accepted an earnings goal for 1997 that in opinion of the Minority was far too modest. When the numbers from the Strategic Plan for 1997 and the Third Quarter Report for 1996 are analyzed, the resulting projected return on equity for CBI for 1997 was 4.9%. Specifically, net income was projected to be $450,000 and total shareholders' equity was listed at $9,159,509. This results in the following equation: Net Income/Total Shareholders' Equity = Return on Equity ($450,000/$9,159,509 = 4.9%).
    Both CBI and Wilkes National Bank had returns on equity in 1997 which totaled out at or less than 6.5%. The financial statements for CBI in 1997 reflect a 6.2% return on equity. This number was calculated by utilizing the same formula as above, Net Income/Shareholder's Equity = Return on Equity. In the Annual Report for 1997 which CBI filed with the Securities and Exchange Commission, Net Income and Total Shareholder's Equity for CBI for 1997 equaled $628,122 and $10,105,008 respectively. Thus, Return on Equity for CBI for 1997 was 6.2%. Additionally, in that same report, the section which refers to the financial performance of Wilkes National Bank lists return on equity for that entity at 6.5%.
    The numbers which result from the above computations do not compare favorably to the performance of a number of regional banks and bank holding companies as illustrated in the table below, where the average return on equity is 14.1%. These entities were chosen by the Minority to evaluate the performance of CBI based on their similarities in location, demographics, and clientele to CBI and Wilkes National Bank. The Minority readily admits that none of the below entities is in an identical situation to that of CBI and that different factors impact the profitability and growth of a business in different ways. However, the

Minority is of the opinion that the performance levels listed below are reachable by CBI and represent reasonable performance goals for a financial institution with CBI's profile.

                                                                              TRAILING
                                                                    STOCK        12         PRICE/       RETURN
                   PEER GROUP BANKS AND BANK                        PRICE       MONTH      EARNINGS        ON         ANNUAL
                       HOLDING COMPANIES                           4/2/98     EARNINGS       RATIO       EQUITY      DIVIDEND
----------------------------------------------------------------  ---------  -----------  -----------  -----------  -----------
First Charter Corporation*......................................  $   23.50   $    0.90        26.11        11.04%   $    0.53
Carolina First BancShares, Inc..................................  $   31.27   $    1.47        21.27        15.97%   $    0.28
LSB Bancshares, Inc.**..........................................  $   22.00   $    0.77         28.7        10.31%   $    0.35
Triangle Bancorp, Inc...........................................  $   31.25   $    1.24        25.20        14.51%   $    0.40
Yadkin Valley Bank & Trust Co.***...............................  $   31.00   $    1.39        22.40        16.70%   $    0.40
COMMUNITY BANCSHARES, INC.......................................  $   18.00   $    0.40        45.00         6.50%   $    0.00
FIRST COMMUNITY BANCSHARES, INC.................................  $   48.75   $    2.64        18.25        16.05%   $    1.30
PEER GROUP AVERAGES.............................................  $   34.50   $    1.40        28.11        14.10%   $    0.54

------------------------
* With the exception of Yadkin Valley Bank & Trust Co (see below), the financial information reflected above was taken from the Annual Reports for 1997 which each of the companies filed with the Securities and Exchange Commission and was current as of April 2, 1998. The Minority has no reason to believe that the data listed above has changed significantly since.
** The per share numbers of LSB Bancshares, Inc. have been adjusted to reflect the 5/4 split it underwent during the first quarter of 1998.
*** The information with regard to Yadkin Valley Bank & Trust Co. was taken from a report by The Carson Medlin Company for the Third Quarter of 1997. The Carson Medlin Company is an investment banking firm in Raleigh, North Carolina which tracks the performance of regional banking stocks in the Southeast and provides that information to investors. The information taken from said report was accurate as of June 30, 1997.

    4. Upon information and belief, during the Spring and Summer of 1997, general counsel for the Company, Smith, Gambrell & Russell in Atlanta provided personal legal services to the individual members of the Majority related to the aborted buy/sell attempt between the individual members of the Majority and Minority, which the Majority then had paid by CBI.

    5. The best chance to maximize shareholder value for ALL shareholders slipped through our hands last summer when the opportunity to effect a non-taxable exchange with a high performing community bank was rejected by the CBI Board 8-4. In July, 1997, the CBI Board was presented with a share exchange proposal from First Community Bank of West Virginia ("FCB"). The proposal was for a pooling of interest, tax-free, share exchange that would have provided CBI shareholders with between .33 and .394 shares of FCB stock for each share of CBI stock exchanged. FCB is a holding company that would allow Wilkes National Bank to continue to operate as Wilkes National Bank serving the community in the same manner that it has since its inception. FCB is the same entity that recently acquired Blue Ridge Bank.

    In response to the proposal, the Majority retained the consulting firm of Robinson-Humphrey from Atlanta to analyze the "value" of CBI stock. In performing its analysis, Robinson-Humphrey utilized projections for CBI's future performance provided by the Majority. The projections of Robinson Humphrey were used by the majority to justify why the overture from FCB should be turned down by the Board. Robinson-Humphrey did not analyze the value of FCB stock despite the fact that FCB stock would have been received by CBI shareholders if the proposal had gone through. It is the minority's opinion that the exchange would have been an attractive affiliation because:

        (a) FCB has historically achieved a return on equity of more than 15% compared to less than 6.5% for CBI and Wilkes National Bank in 1997.

        (b) From July of 1997 (the time of the proposal) to the present, FCB stock has increased in value from $31.50 to $48.75 per share.

        (c) FCB has a dividend approaching 4% per year compared to no dividend for CBI. The dividend alone for one share of FCB stock would be approximately equal to the annual earnings of a share of CBI stock.
        (d) As is reflected in the 1997 Annual Report of FCB, their lending limit is roughly ten times that of CBI. This would have allowed more and larger loans to be made by Wilkes National Bank, thus increasing income, return on equity, and asset value of the Bank.

    Despite the above, the Majority refused to present the FCB letter of intent to the shareholders. The owners of CBI, people like yourself and your neighbors, who have invested their hard-earned money into CBI, weren't allowed the opportunity to decide what was the best course of action for CBI. Had the July 1997 proposal been accepted by the Board, and approved by the shareholders, the FCB shares received in exchange for CBI shares would have realized a 40% gain in share value from July 1997 to the present. In addition, FCB shares pay a dividend of more than $.50 per share.

    6. In November 1997, the Majority unexpectedly and without notice to the Minority passed a resolution for the issuance of more stock in CBI at a price of $12.50 per share. At the time, CBI stock was trading in the $15 to $16 dollar range. There was a restriction included in the proposal to issue stock that only those individuals who owned less than 10% of the outstanding stock of CBI could purchase the new issue. This restriction applied only to the members of the Minority.
    The resolution was passed without research by the Additional Capital Committee of the Board or even a review by CBI's corporate accountants. This issuance of additional stock would have diluted your interest in CBI, reduced the Return on Equity, and probably caused the price of your stock to go down. Further, cost to CBI to issue the new stock would have been substantial. These costs would have been incurred even though an independent consultant hired by the Minority verified that CBI did not need any additional capital. This stock offering was only halted after the Minority filed a lawsuit to stop the sale of the stock.

    The bottom line is that the time has come for a change. This Spring, the 1998 Annual Meeting is a perfect opportunity for you and the other shareholders like you to take back your Company. There are three Directors up for reelection at this meeting and two of them are members of the Majority. Unseat them, and send a message to the rest of the Majority. The soliciting parties recommend that you vote for the following slate of directors at the 1998 Annual Meeting.

    STEPHEN BRIAN GREENE (Incumbent & Member of the Minority)
    JANICE C. ROBERTSON
    ROGER MATHIS

Whether you will be attending the Meeting or voting through the enclosed proxy card, your vote is critical to the effort to return CBI to the control of the shareholders and to the ideal concept of shareholders' interest being paramount. We thank you for time you've spent in reading this letter and look forward to seeing you at the Annual Meeting this Spring.

                                          Sincerely,
                                          Edward F. Greene & Joe Severt

PROXY STATEMENT
FOR THE 1998 ANNUAL MEETING OF
COMMUNITY BANCSHARES, INC.

COMMUNITY BANCSHARES, INC., 1600 CURTIS BRIDGE ROAD, WILKESBORO, NORTH CAROLINA, 28697

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    All shareholders of Community BancShares, Inc. are hereby invited to the 1998 Annual Meeting of the Shareholders of Community BancShares, Inc. The Meeting will take place on June 19, 1998 at the Holiday Inn Express in Wilkesboro, North Carolina. The record date for the determination of share ownership and the right to vote at the Meeting is May 8, 1998.

    This proxy statement been assembled in connection with an effort by the Minority Interest of the Board of Directors of Community BancShares, Inc. to solicit proxies on behalf of the shareholders of the Company. In addition, as this proxy statement is assembled and being distributed on behalf of parties other than the registrant, those parties have no knowledge of the guidelines proposed by the registrant for the submission of shareholder proposals for the next annual meeting (1999). The only agenda item for the 1998 Annual Meeting which the filing parties are aware of at this point is the election of the newest "class" of directors to the Board of Directors of Community BancShares, Inc. With regard to any other agenda items which are brought before the shareholders for a vote at the 1998 meeting, proxies granted to the minority interest will be voted by the minority interest in the best interest of the shareholders as can be reasonably determined by the minority interest.

                            REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his election to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering to the Secretary of the Company an instrument revoking the proxy or a duly executed proxy bearing a later date. Proxies which are returned properly executed and not revoked shall be voted in accordance to the specified directions of the shareholder thereon. Where no specification is made, the proxies will be voted according to the recommendations of the Minority Interest. In addition, the Minority Interest requests that written notice of revocation of a previously granted proxy be delivered prior to the start of business on the day of the 1998 Annual Meeting of Community BancShares, Inc. to counsel for the filing parties: McElwee & McElwee, 906 Main Street, North Wilkesboro, North Carolina, 28659.

                       AGENDA ITEM: ELECTION OF DIRECTORS

    As is noted above, the only matter to be acted upon at the annual meeting which the Minority Interest is aware of is the election of directors to the board.

    The Board of Directors is made up of twelve directors. The Articles of Incorporation and Bylaws of Community BancShares, Inc. call for a "classified" board of directors. The definition of "classified" is that at each and every Annual Meeting of the shareholders of the Company, one-third of the members of the Board of Directors are elected to serve three-year terms. Four directors are presently standing for re-election to the Board. The Minority Interest recommends voting for the four nominees listed immediately below. In the event that any of these nominees chooses to withdraw from consideration for election as a director or for any other reason is unable to serve as director, any proxy granted to the Minority Interest will be voted for such other person as is nominated by the Minority Interest. The affirmative vote of a majority of the votes cast at the meeting is required to elect the four nominees of the Minority Interest standing for election. Mr. Stephen B. Greene has been a director of the Company since its inception. Ms. Robertson and Messrs. Lamb and Mathis have never been directors of the Company. The Minority Interest has no reason to believe any of the nominees will refuse to serve if elected.

    The following persons have been nominated by the Minority Interest according to the by-laws of the Company for election to the Board of Directors as Class I directors, to serve for a term of three years and until successors are elected and qualified. The Minority Interest recommends voting FOR these individuals:

    JANICE S. ROBERTSON, age 35, has been employed as a Certified Public Accountant with Benson, Blevins & Associates, P.L.L.C. since August of 1988. She has been a member of the Board of Directors of CHR Enterprises, Inc. and held the offices of Secretary and Treasurer with that corporation since July of 1997. Prior to that time she was a member of the Board of Directors of Robby's Sales, Inc. and held the offices of Assistant Secretary and Assistant Treasurer with that corporation from June of 1994 to November of 1997. Ms. Robertson's business address is Benson, Blevins & Associates, P.L.L.C., 302 Ninth Street, North Wilkesboro, North Carolina 28659.

    ROGER MATHIS, age 48, has been President and Chief Executive Officer of Mathis Electric Company, Inc, an electrical contractor, since 1979. He has also been the Chief Executive Officer of MECI & Associates, Inc., another electrical contractor, since 1993. In addition, Mr. Mathis has been the President of Lil' Grandfather Mountain Christmas Tree Farm since 1992. Mr. Mathis' business address is Mathis Electric Company, Inc., P.O. Box 546, North Wilkesboro, North Carolina 28659.

    STEPHEN BRIAN GREENE, age 40 has been self-employed as an insurance broker with the Thompson Financial Group since 1988. Prior to that he was a life insurance salesman and financial planner with the McNeill Financial Group from 1987 to 1988 and a life insurance salesman and financial planner with New York Life from 1982 to 1987. Additionally, he has served as Vice President of Severt & Greene, Inc. since 1996 and has been a Director of Community BancShares, Inc., since its inception in 1991. Mr. Greene's business address is P.O.Box 1943, North Wilkesboro, North Carolina 28659.

    The Minority Interest believes that the following persons will be nominated by the current Board of Directors of Community BancShares, Inc. for election to the Board of Directors as Class I directors, to serve for a term of three years and until successors are elected and qualified. The Minority Interest recommends AGAINST voting for these individuals:

    REBECCA ANN SEBASTIAN, age 62, is presently retired. Ms. Sebastian served as Media Coordinator at the North Wilkesboro Elementary School from 1972 until she retired in 1994.

    GILBERT R. MILLER, age 68, is presently retired. From 1947 to 1986, Mr. Miller served as President and Chief Executive Officer of Miller Brothers Lumber Company.

    BRENT F. ELLER, age 58, has served as Secretary and Treasurer of Community BancShares, Inc. since June 1990. Mr. Eller served from 1980 to 1994 as an operations specialist with Lowe's Companies, Inc.

    The following persons are members of the Board of Directors who are not standing for election to the Board this year and whose term will continue after the Annual Meeting of Shareholders.

    DWIGHT E. PARDUE, age 69, is presently retired. Currently, Mr. Pardue is serving as the Chairman of the Board of Community BancShares, Inc. Mr. Pardue served in various capacities with Lowe's Companies, Inc. from 1956 to 1990, including Senior Executive Vice President. Mr. Pardue's address is P.O. Box 791, North Wilkesboro, North Carolina 28659.

    JOE D. SEVERT, age 67, has been retired since 1971. Mr. Severt worked in several capacities for Lowe's Companies, Inc. over the period from 1956 to 1971, including Office and Credit Manager of its Roanoke, Virginia store. Mr. Severt's address is 7326 Sunnybrook Drive, Roanoke, Virginia 24019.

    R. COLIN SHOEMAKER, age 54, is currently employed as Controller and Office Manager of Key City Furniture Company, Inc. since 1985.

    JACK R. FERGUSON, and 71, is presently retired. From 1954 to 1985, he served in various capacities with Lowe's Companies, Inc., including most recently as manager of the Hendersonville, North Carolina Store. Mr. Ferguson's address is 71 Beaverdam Road, Candler, North Carolina, 28715.

    EDWARD F. GREENE, age 68, is presently retired. Mr. Greene currently serves as President of Severt & Greene, Inc., an investment company based in North Wilkesboro. Mr. Greene served in numerous capacities with Lowe's Companies, Inc. from 1954 to 1984, most recently as a Senior Vice President. Mr. Greene's address is 216 Fairway Lane, Wilkesboro, North Carolina 28697.

    ROBERT RICKETTS, DDS, age 48, is a dentist in North Wilkesboro who has been engaged in private practice since 1976.

    RONALD S. SHOEMAKER, age 57, has been President of Community BancShares, Inc. since June 1990 and was engaged in the organization of the Company and Wilkes National Bank since February 1990. Mr. Shoemaker served as Senior Vice President and City Executive for Southern National Bank from 1985 to 1988. Mr. Shoemaker's address is 924 Pleasant Home Church Road, Miller's Creek, North Carolina 28651.

    RONALD S. SHOEMAKER, President and director of Community BancShares, Inc. and Wilkes National Bank, is the brother of R. Colin Shoemaker, a director of Community BancShares, Inc. and Wilkes National Bank. Stephen B. Greene, a director of Community BancShares, Inc., is the son of Edward F. Greene, a director of Community BancShares, Inc.

                        BENEFICIAL OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth a body of information required to be disclosed by law which, to the best of the Minority Interest's knowledge is correct, concerning the beneficial ownership as defined in 17 C.F.R. Section 240.13d-3, of the outstanding Common Stock of Community BancShares, Inc. by those identified as participants in instructions to Items (4) and (5) of
Schedule 14A of the Securities & Exchange Act of 1938 as amended. (17 C.F.R.
Section 240.14a-101)

    Except as otherwise indicated, each person listed below possesses sole voting and investment power of the shares noted as beneficially owned. The term "beneficial ownership" is defined in the applicable regulation (17 C.F.R.
Section 240.13d-3) as including those shares in which an individual, directly or indirectly, has or shares either investment or control power or both. This definition includes in "shares beneficially owned" those options or warrants which are exercisable within 60 days of the date on which notice is mailed to the shareholders.

    The percentages listed in the table below are based on a total of 1,298,756 shares, the amount of outstanding shares reported in the Company's Annual Report to the Securities and Exchange Commission for 1997. For those individuals who are beneficial owners of warrants and options, the total number of shares outstanding used for the purposes of determining ownership percentages is equal to 1,298,756 plus the number of shares subject to the presently exercisable options or warrants beneficially owned by that individual.

                       SECURITY OWNERSHIP OF PARTICIPANTS
                    AS DEFINED IN RULE 13D-3 UNDER THE ACT.
                          (17 C.F.R.SECTION 240.13D-3)

REPORTING PERSON                                        COMMON STOCK   WARRANTS(1)  OPTIONS(2)    % OF CLASS PER RP
-----------------------------------------------------  --------------  -----------  -----------  -------------------
Edward Greene (3)....................................       206,000        62,226        8,000             20.2%
Joe Severt (4).......................................       208,550        62,226        8,000             20.4%
Stephen Greene.......................................        63,500        62,226        8,000              9.8%
Roger Mathis (6).....................................        15,100             0            0              1.2%
Janice Robertson.....................................        15,338             0            0              1.2%
Dwight Pardue........................................        40,000        34,096        8,000              6.1%
R. Colin Shoemaker (7)...............................         6,600         5,624        8,000              1.5%
Jack R. Ferguson (8).................................        33,200        31,538        8,000              5.4%
Robert F. Ricketts...................................        25,000        12,786        8,000              3.6%
Ronald S. Shoemaker..................................        12,595         9,300       62,668              6.1%
Rebecca A. Sebastian (9).............................        35,000        21,310        8,000              4.8%
Gilbert Miller (10)..................................        38,638        20,190        8,000              5.0%
Brent Eller (11).....................................         2,000         1,704        8,000                *

------------------------

*   Less than one percent of the shares outstanding

(1) These are presently exercisable stock purchase warrants granted in connection with the initial stock offering of Community BancShares, Inc.

(2) These amounts represent presently exercisable stock options granted in blocks of 2000 per year as annual compensation to members of the Board of Directors of Community BancShares, Inc.

(3) This amount includes 198,000 shares held in Mr. Greene's IRA, 800 shares held by his wife for which Mr. Greene has voting power, and 1600 shares held by Severt & Greene, Inc., a company in which Edward Greene has a 50% interest.

(4) This amount includes 1600 shares held by Severt & Greene, Inc., a company in which Joe Severt has a 50% interest.

(5) This amount includes 15,000 shares which are held and controlled by Roger Mathis as the beneficial owner and 100 shares which are in the name of his minor grandson, but are controlled by Roger Mathis as guardian.

(6) Of the 6,600 shares of common stock which Mr. Shoemaker beneficially owns, 4,180 are owned jointly with his wife, 1,210 shares are owned by Mr. Shoemaker's IRA, and 1,210 shares are owned by his wife's IRA.

(7) The shares of common stock which Mr. Ferguson owns are held jointly with his wife.

(8) The amount of common stock includes 5,000 shares owned jointly by Ms. Sebastian and her aunt.

(9) The shares of common stock which Mr. Miller owns are held jointly with his wife.

(10) All of the shares beneficially owned by Mr. Eller are owned by his IRA.

    There is no evidence that any of the above individuals are or have been in the past year, a party to any contract, arrangement, or understanding with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

    There is no evidence that any of the above individuals or any of their associates have any contract, arrangement, or understanding with any person with respect to any future employment by the registrant or its affiliates or with respect to any future transaction which Community BancShares, Inc. may be a party to.

    With regard to the securities issued by Community BancShares, Inc., the only purchase or sale of said securities by Edward F. Greene or Joe Severt in the last two years was the purchase of the balance of the latest stock offering of the registrant so that said offering could be completed in September 1996.

Mr. Greene purchased 121,000 shares of common stock and Mr. Severt purchased 120,950 shares of common stock. These transactions were financed via cash received from the sale of other securities by Mr. Greene and funds borrowed at brokerage rates through a margin account at Wheat First Securities by Mr. Severt.

    The following sales of securities of Community BancShares, Inc. beneficially owned by Stephen Brian Greene took place over the last two years.

1996                                           1997
-------------                                  -------------
January:       200 sh. common stock sold       January:       300 sh. common stock sold
March:         100 sh. common stock sold       February:      500 sh. common stock sold
May:           500 sh. common stock sold       April:         100 sh. common stock sold
July:          100 sh. common stock sold       June:          200 sh. common stock sold
September:     100 sh. common stock sold       July:          100 sh. common stock sold
November:      200 sh. common stock sold       September:     100 sh. common stock sold
                                               November:      500 sh. common stock sold

                         CERTAIN MATERIAL TRANSACTIONS

    According to law, the existence of transactions which meet certain criteria must be made known to the shareholders whose proxy is sought. The following paragraphs address this requirement.

    Stephen Brian Greene deposited the Community BancShares, Inc. stock and warrants owned by him with Wilkes National Bank as the guarantee for a loan of $850,000 made to Edward F. Greene in September of 1997 for real estate investment. In January of 1998, the loan was paid off in full and the shares and warrants returned to Stephen Brian Greene.

    Roger Mathis has been involved in only one material transaction which has occurred in the last fiscal year. A mortgage with Wilkes National Bank was taken out on May 23, 1997 for the purpose of real estate investment in the amount of $72,500. Payments are currently being made on said mortgage.

    In 1991, the Company entered into a lease with Edward F. Greene and his wife Francis C. Greene to lease a facility of approximately 1,800 square feet in Wilkesboro for use as offices of the Company's subsidiary, Wilkes National Bank. The original agreement expired is June 1996 and the Company entered into an agreement with Mr. and Mrs. Greene to continue leasing the facility. In November of 1993, the Company entered into a lease agreement with Edward F. Greene and Joe Severt to lease a 1,700 square foot facility in North Wilkesboro for use as a branch office of Wilkes National Bank. Total payments made under these agreements were $66,960* in 1997 and $72,110 during 1996. Mr. Edward Greene has a line of credit with Wilkes National Bank for $850,000 which was utilized in September of 1997. The balance was paid off in January of 1998 and there is currently no money due on the loan [* This amount includes rental payments only. No other costs (i.e. property taxes, inspection fees, etc.) are included in the calculations.]

                              RULE 16A COMPLIANCE

    The regulations which govern the application of the Securities Exchange Act of 1934 and the resulting amendments to that Act require the reporting of certain transactions to the Securities Exchange Commission which involve the securities issued by the registrant and those individuals who according to the criteria contained within Rule 13d-3 beneficially own more than 10% of said securities and/or are Directors of the registrant. The Minority Interest has complied with these requirements through late filings of Forms 4 and 5 with the S.E.C. and is unaware of whether or not the Majority has complied as well.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    To the best knowledge of the Minority Interest, there are currently 1,286,886 shares of common stock issued by the registrant outstanding and entitled to vote. Each share of common stock is entitled to one vote. As was stated above, the record date for the Meeting is May 8, 1998, with the Meeting to take place on June 19, 1998. Cumulative voting rules will not be in effect.

                        DIRECTORS AND EXECUTIVE OFFICERS

    The following relates the current status of the members of the Minority Interest of the Board of Directors as directors and their affiliation with various committees of the Company and its affiliate, Wilkes National Bank.

    Mr. Edward F. Greene is a member of the additional capital committee of the Company. which held no meetings over the 1997 fiscal year of the Company. He is also a member of the executive committee, which met twice in 1997. In addition, he is a member of the loan and asset liability committees of the subsidiary of the Company, Wilkes National Bank. Those committees respectively met twice and almost weekly over the course of the Company's 1997 fiscal year.

    Mr. Joe Severt is a member of the additional capital, executive, and audit committees of the Company. These committees did not meet during the Company's 1997 fiscal year in the case of the additional capital and audit committees, and only twice in the case of the executive committee.

    Mr. Stephen Brian Greene is a member of the site and search committee of the Company. The committee had two meetings over the course of the Company's last fiscal year, both attended by Mr. Stephen Brian Greene.

    There were ten (10) meetings of the Board of Directors of the Company over the course of their last fiscal year. Mr. Edward F. Greene attended all of them, as did Mr. Joe Severt. Mr. Stephen Brian Greene attended seven (7) of them.

                               STOCK OPTION PLAN

    "On May 28, 193, the Company's shareholders adopted a 1993 Incentive Stock Option Plan (the "Plan") for employees who are contributing significantly to the management or operation of the business of the Company or its subsidiaries as determined by the committee administering the Plan. The Plan provides for the grant of up to 400,000 options at the discretion of the Board of Directors or a committee designated by the Board of Directors to administer the Plan. The option exercise must be at least 100% (110% in the case of a holder of 10% or more of the Common Stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the Plan. Stock options granted pursuant to the Plan will expire on or before (1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which the fifth anniversary of the date the option is granted in the event that the option is granted to a key employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company." (Quoted from the Company's Proxy Statement for the 1997 Annual Meeting.)

    "In May 1994, the Plan was amended to, among other things, provide for the automatic annual grant of options to purchase 2,000 shares of Common Stock to each of the Company's outside directors." (Quoted from the Company's Proxy Statement for the 1997 Annual Meeting.)

                               DISSENTER'S RIGHTS

    Briefly, dissenters have the following rights under North Carolina law. A shareholder is entitled to dissent from, and obtain payment for the fair value of his shares in the event of a merger, share exchange, sale or exchange of corporate assets, amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares, or any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    A shareholder entitled to dissent and obtain payment for his shares under North Carolina Law may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. Further, a beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he submits to the corporation the record shareholder's written consent to the dissent with respect to all shares of which he is the beneficial shareholder not later than the time the beneficial shareholder asserts dissenters' rights.

    In order to dissent, an individual must follow the statutory procedure. To begin with, if the proposed corporate action creating dissenters' rights is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under North Carolina law and be accompanied by a copy of the pertinent statute. If corporate action creating dissenters' rights is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in the statute. If a corporation fails to comply with the requirements of the statute, the corporate action still stands, but any shareholder entitled to recover under the statute may do so for the full amount of any damages they may have suffered via a civil action against the corporation filed within three years after the corporation acting.

    In order for a dissenting shareholder to recover, demand for payment must be made to the corporation. The dissenting shareholder must make sure the corporation receives written notice of his intent to demand payment for his shares if the disputed action is taken, and the dissenting shareholder must not vote his shares in favor of the proposed action.

    In the case that a corporate action creating dissenters' rights is authorized at a shareholders' meeting, the corporation must mail by registered or certified mail no later than 10 days after the corporate action was taken, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements to dissent. The notice must state where payment demand must be sent and where and when certificates for certificated shares must be deposited, inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, supply a form for demanding payment, set a date 30-60 days from the date notice is mailed by which the corporation must receive the payment demand, and be accompanied by a copy of the applicable statute. In order to recover under this scenario, a shareholder sent a dissenters' notice must demand payment and deposit his share certificates in accordance with the terms of the notice, otherwise he loses his rights. The shareholder who demands payment and deposits his share certificates in such a manner retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

        THE SOLICITING INDIVIDUALS AND OTHER DETAILS OF THE SOLICITATION

    This solicitation is to be made by Edward Greene, Joe Severt, and Stephen Greene on behalf of the shareholders of Community BancShares, Inc. Solicitation will be made via mailed communications, personal face-to-face conversations, and telephone calls to registered shareholders of Community BancShares, Inc. This item will be updated via supplemental filings if there are other methods which are used by the solicitors.

    To this point, there has been a negligible amount spent by the soliciting parties for and in furtherance of soliciting security holders. The amount spent to this point in connection with said solicitation, including preparation and filing of the requisite forms and schedules with the Securities & Exchange Commission is approximately $25,000. The anticipated total outlay by the soliciting parties is expected to be in the neighborhood of $60,000, however, that number is at best a rough estimate as the soliciting parties are inexperienced in gauging the cost of a proxy contest. The costs of the solicitation will be borne by the soliciting parties initially, with a likelihood that the question of reimbursement will be submitted to a vote by the security holders.

    This the 30th day of April, 1998.

/s/ Edward Greene              /s/ Joe Severt                 /s/ Stephen Greene
-------------------            -------------------            -------------------
Edward Greene                  Joe Severt                     Stephen Greene

                           COMMUNITY BANCSHARES, INC.
                            1600 Curtis Bridge Road
                        Wilkesboro, North Carolina 28697

    The undersigned shareholder(s) of COMMUNITY BANCSHARES, INC. (the "Company") hereby nominates, constitutes, and appoints Edward F. Greene and Joe Severt, or either of them, the attorney, agent, and proxy of the undersigned, with full power of substitution to vote the Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of the Shareholders of the Company to held on June 19, 1998 at 11:00 a.m. local time at the Holiday Inn, Curtis Bridge Road, Wilkesboro, North Carolina, and any adjournments or postponements thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat as directed on the reverse side. The proposals herein have been proposed by the Minority Interest of the Board of Directors of the Company.

    The Minority Interest recommends a vote of "Authority Given" for Proposal 1 and "Authority Given" for proposal 2. The proxy confers authority to and shall be voted "Authority Given" for Proposals 1 & 2 unless "Withhold Authority"or other instructions are indicated, in which case the Proxy shall be voted in accordance with such instructions. IF MATTERS ARE PRESENTED AT THE MEETING WHICH THE PERSONS MAKING THIS SOLICITATION DO NOT KNOW OF A REASONABLE TIME PRIOR TO THE SOLICITATION, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE MINORITY INTEREST OF THE BOARD OF DIRECTORS.

    THIS PROXY IS SOLICITED ON BEHALF OF THE MINORITY INTEREST OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

/X/        Please mark your votes as in this example.

1.         Election of Directors                              / / Authority Given                              / / Withhold
           Authority

           Nominees: Stephen Brian Greene
                    Janice S. Robertson
                    Roger Mathis

Authority given, except vote withheld from
the following nominee(s):
------------------------------------------------------------          --------------------------------------------------------

2. To transact such other business as may properly come before the Meeting and any adjournment or postponements thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES AND AS OTHERWISE PROVIDED ABOVE.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.

SIGNATURE(S) ________________________________________________ DATE______________

Note: please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.